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                       Securities and Exchange Commission
                             Washington, D.C. 20547

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)

                      VMS National Properties Joint Venture
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                            (Name of Subject Company)

                      VMS National Properties Joint Venture
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                       (Names of Persons Filing Statement)

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
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(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:
                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         The information in this (the "Offer") "Offers to Purchase of AIMCO
Properties, L.P., dated May 15, 2000, Exhibits (a)(1) and (a)(2) hereto relating to VMS National Residential Portfolio I and VMS National Residential Portfolio II, is incorporated herein by reference in answer to all of the Items of this
Schedule 14D-9 except as otherwise set forth below:

Item 2.  Identity and Background of Filing Person.


         This Schedule 14d-9 is being filed by VMS National Properties Joint Venture, an Illinois general partnership (the "Partnership"). The Partnership's business address is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101. Units of limited partnership of the Partnership are the subject of the tender offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

         Not Applicable

Item 7.  Purposes of the Transaction and Plans or Proposals.

         Not Applicable

Item 9.  Exhibits.

         (a)(1) Offer to Purchase of AIMCO Properties, L.P. For VMS National Residential Portfolio I (Exhibit (a)(1) to Schedule TO of AIMCO Properties, L.P. dated May 15, 2000, is incorporated herein by reference.)

         (a)(2) Offer to Purchase of AIMCO Properties, L.P. for VMS National Residential Portfolio (Exhibit (a)(4)) to Schedule TO of AIMCO Properties, L.P., dated May 15, 2000, is incorporated herein by reference.)

         (e)      The information in the Offers to Purchase (Exhibits (a)(1) and
                  (a)(2) hereto) under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section 13. Certain Information Concerning Your Partnership-Property Management," "The Offer-Section 13. Certain Information Concerning Your Partnership-Distributions," and "The Offer-Section 13. Certain Information Concerning Your Partnership-Compensation Paid to the General Partner and its Affiliates" is hereby incorporated herein by reference.

         (g)      Not applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000




                                           VMS NATIONAL PROPERTIES JOINT VENTURE
                                           an Illinois general partnership

                                           By: MAERIL, INC.
                                               Its Managing General Partner

                                           By: /s/ Patrick J. Foye
                                               --------------------------------
                                               Patrick J. Foye
                                               Executive Vice President




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                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION

         (a)(1) Offer to Purchase of AIMCO Properties, L.P. for VMS National Residential Portfolio I. (Exhibit (a)(1) to Schedule TO of AIMCO Properties, L.P. dated May 15, 2000, is incorporated herein by reference.)

         (a)(2) Offer to Purchase of AIMCO Properties, L.P. for VMS National Residential Portfolio II. (Exhibit (a)(4) to Schedule TO of AIMCO Properties, L.P. dated May 15, 2000, is incorporated herein by reference.)

         (e)      The information in the Offers to Purchase (Exhibit (a)(1) and
                  (a)(2) hereto) under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section 13. Certain Information Concerning Your Partnership-Property Management," "The Offer-Section 13. Certain Information Concerning Your Partnership-Distributions," and "The Offer-Section 13. Certain Information Concerning Your Partnership-Compensation Paid to the General Partner and its Affiliates" is hereby incorporated herein by reference.

         (g)      Not applicable
















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